STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2014	December 31, 2013
Assets			
Current assets			
Cash		$ 5,737	$ 2,990
Accounts receivable	3	198,623	165,091
Deferred income tax asset		59,044	48,476
Deferred financial assets	14	13,178	9,198
Other current assets		6,472	7,641
		283,054	233,396
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	2,456,071	2,420,144
Other capital assets, net	4	20,262	21,210
Property, plant and equipment		2,476,333	2,441,354
Goodwill		616,206	609,975
Deferred income tax asset		338,514	364,411
Deferred financial assets	14	25,710	19,274
Marketable securities	5	–	13,389
Total Assets		$ 3,739,817	$ 3,681,799
Liabilities			
Current liabilities			
Accounts payable	6	$ 362,223	$ 377,157
Dividends payable		18,349	18,250
Current portion of long-term debt	7	50,623	48,713
Deferred financial credits	14	54,256	37,031
		485,451	481,151
Long-term debt	7	975,834	976,585
Asset retirement obligation	8	291,255	291,761
		1,267,089	1,268,346
Total Liabilities		1,752,540	1,749,497
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: March 31, 2014 – 204 million shares			
December 31, 2013 – 203 million shares	13	3,081,770	3,061,839
Paid-in capital	13	40,338	38,398
Accumulated deficit		(1,132,136)	(1,117,238)
Accumulated other comprehensive income/(loss)		(2,695)	(50,697)
		1,987,277	1,932,302
Total Liabilities & Equity		$ 3,739,817	$ 3,681,799
Contingencies	15		

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

Three months ended March 31 (CDN$ thousands) unaudited	Note	2014	2013
Revenues			
Oil and natural gas sales, net of royalties	9	$ 407,740	$ 313,381
Commodity derivative instruments gain/(loss)	14	(32,597)	(27,055)
		375,143	286,326
Expenses			
Operating		89,081	81,345
Production taxes		19,872	14,622
Transportation		13,109	7,197
General and administrative	13	29,123	31,209
Depletion, depreciation, amortization and accretion		132,180	146,223
Interest	10	15,179	14,436
Foreign exchange (gain)/loss	11	1,469	4,352
Other expense/(income)		2,912	128
		302,925	299,512
Income/(Loss) Before Taxes		72,218	(13,186)
Current income tax expense/(recovery)	12	7,678	1,307
Deferred income tax expense/(recovery)	12	24,503	1,904
Net Income/(Loss)		$ 40,037	$ (16,397)
Other Comprehensive Income/(Loss)			
Changes due to marketable securities (net of tax)			
Unrealized gain/(loss)		(145)	515
Realized (gain)/loss reclassified to net income		2,503	(190)
Change in cumulative translation adjustment		45,644	20,853
Other Comprehensive Income/(Loss)		48,002	21,178
Total Comprehensive Income/(Loss)		$ 88,039	$ 4,781
Net Income/(Loss) per Share			
Basic		$ 0.20	$ (0.08)
Diluted		$ 0.19	$ (0.08)

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited		2014		2013
Share Capital				
Balance, beginning of year	$	3,061,839	$	2,997,682
Stock Option Plan – cash		6,138		21
Stock Option Plan – non-cash		1,012		2
Stock Dividend Plan		12,781		10,106
Balance, end of period	$	3,081,770	$	3,007,811
Paid-in Capital				
Balance, beginning of year	$	38,398	$	32,293
Stock Option Plan – exercised		(1,012)		(2)
Share-based compensation – non-cash		2,952		2,527
Balance, end of period	$	40,338	$	34,818
Accumulated Deficit				
Balance, beginning of year	$	(1,117,238)	$	(948,350)
Net income/(loss)		40,037		(16,397)
Dividends		(54,935)		(53,785)
Balance, end of period	$	(1,132,136)	$	(1,018,532)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	(50,697)	$	(130,385)
Changes due to marketable securities (net of tax)				
Unrealized gain/(loss)		(145)		515
Realized (gain)/loss reclassified to net income		2,503		(190)
Change in cumulative translation adjustment		45,644		20,853
Balance, end of period	$	(2,695)	$	(109,207)
Total Shareholders' Equity	$	1,987,277	$	1,914,890

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	Note	2014	2013
Operating Activities			
Net income/(loss)		$ 40,037	$ (16,397)
Non-cash items add/(deduct):			
Depletion, depreciation, amortization and accretion		132,180	146,223
Changes in fair value of derivative instruments	14	6,809	34,054
Deferred income tax expense/(recovery)	12	24,503	1,904
Foreign exchange (gain)/loss on debt and working capital	11	10,987	4,320
Share-based compensation	13	2,952	2,527
Amortization of debt issue costs	10	246	185
Asset disposition (gain)/loss	5	2,798	(217)
Asset retirement obligation expenditures	8	(4,292)	(3,378)
Changes in non-cash operating working capital	17	(75,810)	(7,987)
Cash flow from operating activities		140,410	161,234
Financing Activities			
Proceeds from the issuance of shares		6,138	21
Cash dividends	13	(42,154)	(43,679)
Change in bank debt		(30,570)	55,419
Changes in non-cash financing working capital		101	70
Cash flow from financing activities		(66,485)	11,831
Investing Activities			
Capital expenditures		(218,193)	(174,376)
Property and land acquisitions		(9,969)	(3,967)
Property dispositions		117,225	1,331
Sale of marketable securities	5	13,300	1,883
Changes in non-cash investing working capital		24,677	10,723
Cash flow from investing activities		(72,960)	(164,406)
Effect of exchange rate changes on cash		1,782	(1,306)
Change in cash		2,747	7,353
Cash, beginning of period		2,990	5,200
Cash, end of period		$ 5,737	$ 12,553

See accompanying notes to the Condensed Consolidated Financial Statements

NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 8, 2014.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2014, and the 2013 comparative periods. These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed under U.S. GAAP and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2013. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2013.

3) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2014	December 31, 2013
Accrued receivables	$ 160,877	$ 122,482
Accounts receivable – trade	39,056	36,034
Current income tax receivable	1,488	9,371
Allowance for doubtful accounts	(2,798)	(2,796)
Total accounts receivable	$ 198,623	$ 165,091

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at March 31, 2014 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and natural gas properties	$ 11,740,890	$ 9,284,819	$ 2,456,071
Other capital assets	90,735	70,473	20,262
Total PP&E	$ 11,831,625	$ 9,355,292	$ 2,476,333

As at December 31, 2013 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and natural gas properties	$ 11,481,207	$ 9,061,063	$ 2,420,144
Other capital assets	89,818	68,608	21,210
Total PP&E	$ 11,571,025	$ 9,129,671	$ 2,441,354

5) MARKETABLE SECURITIES

During the three months ended March 31, 2014 Enerplus sold the balance of its publicly listed investments for proceeds of $13.3 million recognizing a loss of $2.8 million. In connection with these sales, realized losses of $2.5 million net of tax ($2.8 million before tax) were reclassified from accumulated other comprehensive income to net income.

Realized gains and losses are included in other income on the Consolidated Statements of Income/(Loss).

For the three months ended March 31, 2014 the change in fair value of publicly listed investments represented unrealized losses of $0.1 million net of tax ($0.2 million before tax). For the three months ended March 31, 2013 the change in fair value of these investments represented unrealized gains of $0.5 million net of tax ($0.6 million before tax).

6) ACCOUNTS PAYABLE

($ thousands)	March 31, 2014		December 31, 2013	
Accrued payables	$	290,710	$	262,117
Accounts payable – trade		71,513		115,040
Total accounts payable	$	362,223	$	377,157

7) DEBT

($ thousands)	March 31, 2014		December 31, 2013	
Current:				
Senior notes	$	50,623	$	48,713
		50,623		48,713
Long-term:				
Bank credit facility	$	186,505	$	214,394
Senior notes		789,329		762,191
		975,834		976,585
Total debt	$	1,026,457	$	1,025,298

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $291.3 million at March 31, 2014 compared to $291.8 million at December 31, 2013, based on a total undiscounted liability of $716.8 million and $720.6 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.93% (December 31, 2012 – 5.96%).

($ thousands)	Three months ended March 31, 2014		Year ended December 31, 2013	
Balance, beginning of year	$	291,761	$	256,102
Change in estimates		502		44,217
Property acquisition and development activity		459		1,454
Dispositions		(927)		(8,362)
Settlements		(4,292)		(16,606)
Accretion expense		3,752		14,956
Balance, end of period	$	291,255	$	291,761

9) OIL AND NATURAL GAS SALES

	Three months ended March 31			
($ thousands)	2014		2013	
Oil and natural gas sales	$	495,024	$	373,425
Royalties[1]		(87,284)		(60,044)
Oil and natural gas sales, net of royalties	$	407,740	$	313,381

(1)   Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) INTEREST EXPENSE

($ thousands)		Three months ended March 31		
		2014		2013
Realized:				
Interest on bank debt and senior notes	$	14,666	$	14,184
Unrealized:				
Cross currency interest rate swap (gain)/loss		267		333
Interest rate swap (gain)/loss		–		(266)
Amortization of debt issue costs		246		185
Interest expense	$	15,179	$	14,436

11) FOREIGN EXCHANGE

($ thousands)		Three months ended March 31		
		2014		2013
Realized:				
Foreign exchange (gain)/loss	$	50	$	2,732
Unrealized:				
Translation of U.S. dollar debt and working capital (gain)/loss		10,987		4,320
Cross currency interest rate swap (gain)/loss		(1,245)		(1,012)
Foreign exchange derivatives (gain)/loss		(8,323)		(1,688)
Foreign exchange (gain)/loss	$	1,469	$	4,352

12) INCOME TAXES

($ thousands)		Three months ended March 31		
		2014		2013
Current tax expense/(recovery)				
Canada	$	(184)	$	4
United States		7,862		1,303
Current tax expense/(recovery)		7,678		1,307
Deferred tax expense/(recovery)				
Canada	$	1,687	$	(12,469)
United States		22,816		14,373
Deferred tax expense/(recovery)	$	24,503	$	1,904
Income tax expense/(recovery)	$	32,181	$	3,211

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation.

13) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares Issued: (thousands)	Three months ended March 31 2014		Year ended December 31 2013	
	Shares	Amount	Shares	Amount
Balance, beginning of year	202,758	$ 3,061,839	198,684	$ 2,997,682
Issued for cash:				
Stock Option Plan	431	6,138	1,042	14,838
Non-cash:				
Stock Option Plan	–	1,012	–	3,108
Stock Dividend Plan	650	12,781	3,032	46,211
Balance, end of period	203,839	$ 3,081,770	202,758	$ 3,061,839

b) Dividends

($ thousands)	Three months ended March 31	
	2014	2013
Cash dividends	$ 42,154	$ 43,679
Stock dividends	12,781	10,106
Dividends to shareholders	$ 54,935	$ 53,785

c) Share-based compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in general and administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended March 31	
	2014	2013
Cash:		
Long-term incentive plans expense	$ 6,864	$ 5,518
Non-Cash:		
Share-based compensation	2,952	2,527
Equity swaps (gain)/loss	(1,222)	(1,515)
Share-based compensation expense	$ 8,594	$ 6,530

(i) Long-Term Incentive Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") activity for the three months ended March 31, 2014 and other information at March 31, 2014:

For the period ended March 31, 2014 (thousands of units)	PSU	RSU	DSU	Total
Balance, beginning of year	650	821	99	1,570
Granted	525	775	47	1,347
Vested	–	(302)	–	(302)
Forfeited	(7)	(12)	–	(19)
Balance, end of period	1,168	1,282	146	2,596

At March 31, 2014 (in $ thousands, except for years)	PSU	RSU	DSU	Total
Recognized share-based compensation expense	$ 15,428	$ 8,731	$ 2,612	$ 26,771
Unrecognized share-based compensation expense	20,053	17,633	–	37,686
Intrinsic value[1]	$ 35,481	$ 26,364	$ 2,612	$ 64,457
Weighted-average remaining contractual term (years)[2]	2.0	1.6	–	

(1) Intrinsic value includes estimated performance multipliers with respect to the PSU plan.
(2) DSU awards are paid upon a Director leaving the Board.

Recognized share-based compensation expense represents the aggregate amount of expense recognized to date with respect to these plans. Unrecognized amounts will be recorded to share-based compensation expense over the remaining vesting terms.

For the three months ended March 31, 2014 the Company recorded total compensation costs of $7.7 million (March 31, 2013 – $5.5 million) and paid $11.5 million on settlements in relation to its long-term incentive plans (March 31, 2013 – $6.5 million).

(ii) Stock Option Plan

The Company did not grant any stock options during the three months ended March 31, 2014. Activity for the respective reporting periods is as follows:

	Three months ended March 31, 2014		Three months ended March 31, 2013	
	Number of Options (thousands)	Weighted Average Exercise Price	Number of Options (thousands)	Weighted Average Exercise Price[1]
Options outstanding, beginning of year	13,414	$ 18.65	10,768	$ 22.11
Granted[1]	–	–	5,802	13.96
Exercised	(431)	14.23	(1)	14.14
Forfeited	(251)	21.21	(265)	22.17
Options outstanding, end of period	12,732	$ 18.75	16,304	$ 19.21
Options exercisable, end of period	6,919	$ 21.55	4,803	$ 25.77

(1) The weighted average grant date fair value of options granted for the three months ended March 31, 2013 was $7.5 million.

At March 31, 2014, 6,919,000 options were exercisable at a weighted average exercise price of $21.55 with a weighted average remaining contractual term of 4.5 years, giving an aggregate intrinsic value of $20.3 million (March 31, 2013 – $0.1 million). The total intrinsic value of options exercised during the period ended March 31, 2014 was $2.9 million (March 31, 2013 – nil).

At March 31, 2014 the total share-based compensation expense related to non-vested options not yet recognized was $3.2 million. The expense is expected to be recognized in net income over a weighted-average period of 1.3 years.

d) Paid-in Capital

The following table summarizes the paid-in capital activity for the three months ended March 31, 2014 and the year ended December 31, 2013:

($ thousands)	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of year	$ 38,398	$ 32,293
Stock Option Plan – exercised	(1,012)	(3,108)
Share-based compensation – non-cash	2,952	9,213
Balance, end of period	$ 40,338	$ 38,398

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended March 31 2014	2013
Net income/(loss)	$ 40,037	$ (16,397)
Weighted average shares outstanding – Basic	203,178	199,031
Dilutive impact of share-based compensation[1]	2,700	–
Weighted average shares outstanding – Diluted	205,878	199,031
Net income/(loss) per share		
Basic	0.20	(0.08)
Diluted	0.19	(0.08)

(1) For the three months ended March 31, 2013 options are anti-dilutive as their conversion to shares would not increase the loss per share.

14) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2014, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments. Based on Enerplus' assessment of the relative inputs used in the determination of fair value, these instruments are designated as Level 1.

At March 31, 2014 senior notes included in long-term debt had a carrying value of $840.0 million and a fair value of $890.2 million (December 31, 2013 – $810.9 million and $837.8 million, respectively).

Enerplus' derivative financial instruments are classified as Level 2. A Level 2 classification is appropriate where observable inputs other than quoted market prices are used in the fair value determination.

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2014 and 2013:

Gain/(Loss) ($ thousands)	March 31, 2014	March 31, 2013	Statement of Income/(Loss) Presentation
Interest Rate Swaps	$ –	$ 266	Interest
Cross Currency Interest Rate Swap:			
Interest	(267)	(333)	Interest
Foreign Exchange	1,245	1,012	Foreign exchange
Foreign Exchange Derivatives	8,323	1,688	Foreign exchange
Electricity Swaps	(46)	409	Operating
Equity Swaps	1,222	1,515	General and administrative
Commodity Derivative Instruments:			
Oil	(9,393)	(29,577)	Commodity derivative
Gas	(7,893)	(9,034)	instruments gain/(loss)
Total	$ (6,809)	$ (34,054)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended March 31	
($ thousands)	2014	2013
Change in fair value gain/(loss)	$ (17,286)	$ (38,611)
Net realized cash gain/(loss)	(15,311)	11,556
Commodity derivative instruments gain/(loss)	$ (32,597)	$ (27,055)

The following table summarizes the fair values at the respective period ends:

	March 31, 2014			December 31, 2013		
	Assets		Liabilities	Assets		Liabilities
($ thousands)	Current	Long-term	Current	Current	Long-term	Current
Cross Currency Interest Rate Swap	$ –	$ –	$ 14,570	$ –	$ –	$ 15,548
Foreign Exchange Derivatives	1,805	22,217	–	564	15,135	–
Electricity Swaps	–	–	141	–	–	95
Equity Swaps	3,591	3,493	–	1,723	4,139	–
Commodity Derivative Instruments:						
Oil	2,356	–	26,581	4,138	–	18,970
Gas	5,426	–	12,964	2,773	–	2,418
Total	$ 13,178	$ 25,710	$ 54,256	$ 9,198	$ 19,274	$ 37,031

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at April 24, 2014:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Apr 1, 2014 – Apr 30, 2014		
WTI Swap	23,000	93.98
WCS Differential Swap	2,000	(21.88)
Brent Ratio Spread	2,000	92.20%
May 1, 2014 – Jun 30, 2014		
WTI Swap	23,000	93.98
WCS Differential Swap	3,000	(21.00)
Brent Ratio Spread	2,000	92.20%
July 1, 2014 – Sep 30, 2014		
WTI Swap	19,000	94.70
WCS Differential Swap	3,000	(21.00)
Brent Ratio Spread	2,000	92.20%
Oct 1, 2014 – Dec 31, 2014		
WTI Swap	16,000	94.07
WCS Differential Swap	4,000	(21.00)
Brent Ratio Spread	2,000	92.20%
Jan 1, 2015 – Jun 30, 2015		
WTI Swap	5,500	91.99
Jul 1, 2015 – Dec 31, 2015		
WTI Swap	500	90.00

(1)   Transactions with a common term have been aggregated and presented at weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf
Apr 1, 2014 – Jun 30, 2014			
AECO Swap	14.2	4.12	
Apr 1, 2014 – Jun 30, 2014			
NYMEX Swap	75.0		4.14
NYMEX Purchased Call	25.0		4.17
NYMEX Sold Put	25.0		3.23
NYMEX Sold Call	25.0		5.00
Jul 1, 2014 – Dec 31, 2014			
AECO Swap	28.4	4.25	
NYMEX Swap	75.0		4.14
NYMEX Purchased Put	30.0		4.30
NYMEX Purchased Call	25.0		4.17
NYMEX Sold Put	25.0		3.23
NYMEX Sold Call	55.0		5.04
Jan 1, 2015 – Mar 31, 2015			
NYMEX Swap	45.0		4.21
NYMEX Purchased Put	15.0		4.50
NYMEX Sold Call	15.0		5.54
Apr 1, 2015 – Dec 31, 2015			
NYMEX Swap	45.0		4.21

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Apr 1, 2014 – Apr 30, 2014 AESO Power Swap[1]	18.0	52.18
May 1, 2014 – Dec 31, 2014 AESO Power Swap[1]	16.0	53.33
Jan 1, 2015 – Dec 31, 2015 AESO Power Swap[1]	13.0	51.08

(1)   Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Apr 1, 2014 – Oct 31, 2014 AECO-NYMEX Basis	60.0	(0.61)
Nov 1, 2014 – Oct 31, 2015 AECO-NYMEX Basis	50.0	(0.66)
Nov 1, 2015 – Oct 31, 2016 AECO-NYMEX Basis	60.0	(0.67)
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	70.0	(0.64)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	70.0	(0.64)

Foreign Exchange Instruments:

During the three months ended March 31, 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. The following contracts are outstanding at April 24, 2014:

Instrument Type[1]	Monthly Notional Amount (US$ millions)	Floor	Ceiling	Conditional Ceiling[2]
Apr 1, 2014 – Dec 31, 2014	12.0	1.1046	1.1558	1.1198
Jan 1, 2015 – Dec 31, 2015	12.0	1.1083	1.1900	1.1254

(1)   Transactions with a common term have been aggregated and presented at average USD/CDN foreign exchange rates.
(2)   If the US$/CDN$ average monthly rate settles above the ceiling rate the settlement amount is determined based on the conditional ceiling.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency risk relating to its senior notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS"):

Concurrent with the issuance of the US$175 million senior notes on June 19, 2002, Enerplus entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268.3 million. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%. At March 31, 2014 the remaining U.S. dollar denominated principal is fixed at a notional amount of CDN$53.7 million. The CCIRS matures in June 2014 in conjunction with the final principal repayment on the notes.

Foreign Exchange Derivatives:

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. At March 31, 2014, following the third settlement, Enerplus had US$21.6 million of remaining notional debt swapped. These foreign exchange swaps mature between October 2014 and October 2015 in conjunction with the remaining principal repayments on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.

Interest Rate Risk:

At March 31, 2014, approximately 76% of Enerplus' debt was based on fixed interest rates and 24% was based on floating interest rates. At March 31, 2014 Enerplus did not have any interest rate derivatives outstanding other than the CCIRS mentioned above.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its cash settled long-term incentive plans detailed in Note 13.

Enerplus has entered into various equity swaps maturing between 2013 and 2016 and has effectively fixed the future settlement cost on 995,000 shares at a weighted average price of $14.78 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2014 approximately 75% of Enerplus' marketing receivables were with companies considered investment grade.

At March 31, 2014 approximately $2.6 million or 1% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at March 31, 2014 was $2.8 million (December 31, 2013 – $2.8 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

15) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the interim Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

16) GEOGRAPHICAL INFORMATION

As at and for the three months ended March 31, 2014 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$ 185,966	$ 221,774	$ 407,740
Plant, property and equipment	1,086,784	1,389,549	2,476,333
Goodwill	451,122	165,084	616,206

As at and for the three months ended March 31, 2013 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$ 163,243	$ 150,138	$ 313,381
Plant, property and equipment	1,364,797	1,061,363	2,426,160
Goodwill	451,121	151,687	602,808

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended, March 31, 2014	Three months ended March 31, 2013
Accounts receivable	$ (37,424)	$ (3,832)
Other current assets	923	(987)
Accounts payable	(39,309)	(3,168)
	$ (75,810)	$ (7,987)

b) Other

($ thousands)	Three months ended, March 31, 2014	Three months ended, March 31, 2013
Income taxes paid/(received)	$ (134)	$ (5,246)
Interest paid	$ 2,383	$ 2,874